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+--------+
| FORM 5 |                          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549

[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may        Exchange Act of 1934, Section 17(a) of the
    continue. See          Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(1) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
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1.  Name and Address of Reporting Person

    Deacon                        Mary Ann
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)
     c/o Lakeland Bancorp, Inc.
     250 Oak Ridge Road
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                                   (Street)

     Oak Ridge                   New Jersey                           07438
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol       Lakeland Bancorp, Inc.
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary) ###-##-####
               --------------

4.  Statement for Month/Year   12/31/00
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year) 07/01/00
                                                --------------------------------

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [X] Director    [_] Officer             [_] 10% Owner    [_] Other
                        (Title Below)                       (Specify Below)

                                     0.70%
                             ---------------------

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at the        Direct       Bene-
     Lakeland Bancorp, Inc.     Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
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
   Common                       08/15/00      DRP            305      A      $11.7140                           D           *1
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                                11/15/00      S/D            126      A                                         D           *1
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                                11/15/00      DRP            350      A      $10.9250                           D           *1
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                                11/15/00      S/D           2265      A                                         D           *1
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                                12/28/00        T          50071      A                             500         D           *1
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                                12/28/00        T          50071      A                           50071         D           *2
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                                11/15/00      S/D             19      A                             409         D           *3
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                                08/15/00      DRP            248      A      $11.7140                           I           *4
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                                11/15/00      S/D             54      A                                         I           *4
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                                11/15/00      DRP            285      A      $10.9250                           I           *4
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                                11/15/00      S/D           1895      A                                         I           *4
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                                12/28/00        T          41203      D                                         I           *4
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                                12/28/00        T          41203      A                           41203         I           *5
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                                11/15/00      S/D             18      A                             378         I           *6
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
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

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

--------------------------------------------------------------------------------
FORM 5 (Continued)

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

M. Deacon

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Stock Option
Right to Purchase                          9.38               2/9/00               A                 25,000           ---
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
 * Stock Option was granted pursuant to company's 2000 Equity Compensation program and vest in 20% annual installments
-----------------------------------------------------------------------------------------------------------------------------
   beginning on the grant date
-----------------------------------------------------------------------------------------------------------------------------

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


------------------------------------------------------------------------------------------------------------------------------------
6. Date Exer-          7. Title and Amount of               8. Price         9. Number         10. Owner-         11. Na-
   cisable and            Underlying Securities                of               of Deriv-          ship               ture
   Expiration             (Instr. 3 and 4)                     Deriv-           ative              of De-             of In-
   Date                                                        ative            Secur-             rivative           direct
   (Month/Day/                                                 Secur-           ities              Secu-              Bene-
   Year)                                                       ity              Bene-              rity:              ficial
                                                               (Instr. 5)       ficially           Direct             Owner-
 --------------------------------------------                                   Owned              (D) or             ship
 Date          Expira-              Amount or                                   at End             Indi-              (Instr. 4)
 Exer-         tion       Title     Number of                                   of Year            rect (1)
 cisable       Date                 Shares                                      (Instr. 4)         (Instr. 4)

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
       *        2/8/10   Common    25,000                         ----          20,000                    D                ----
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Explanation of Responses:
------------------------

*1 Solely owned by Mary Ann Deacon                                     *4  Solely owned by Philip Deacon, spouse of Mary Ann Deacon
*2 Solely owned by Mary Ann Deacon - Limited Partner                   *5  Solely owned by Philip Deacon Limited Partnership,
*3 Solely owned by Mary Ann Deacon in IRA                                  spouse of Mary Ann Deacon
                                                                       *6  Solely owned by Philip Deacon, spouse of Mary Ann Deacon, in IRA account

CODES:
-----
DRP - Dividend Reinvestment Plan
S/D - Stock Dividend
T  Transfer
                                      /s/ Mary Ann Deacon                1/24/01
                                      --------------------------------  --------
                                      **Signature of Reporting Person     Date

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 7811(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.